UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):  July 25, 2017

MainSource Financial Group, Inc.

(Exact name of registrant as specified in its charter)

Indiana	0-12422	35-1562245
State or Other Jurisdiction of Incorporation or Organization	Commission File No.	I.R.S. Employer Identification Number

2105 North State Road 3 Bypass

Greensburg, Indiana 47240

(Address of principal executive offices)

(812) 663-0157

(Registrant’s Telephone Number,

Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01                                           Entry into a Material Definitive Agreement

Merger Agreement

On July 25, 2017, MainSource Financial Group, Inc., an Indiana corporation (“MainSource”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Financial Bancorp., an Ohio corporation (“First Financial”). The Merger Agreement provides that, upon the terms, and subject to the conditions set forth therein, MainSource will merge with and into First Financial (the “Merger”), with First Financial as the surviving corporation in the Merger. Following the Merger, MainSource’s wholly-owned subsidiary, MainSource Bank, will merge with and into First Financial’s wholly-owned subsidiary, First Financial Bank (the “Bank Merger”). First Financial Bank will be the surviving bank in the Bank Merger. The Merger Agreement was approved and adopted by the Board of Directors of each of First Financial and MainSource.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), MainSource shareholders will have the right to receive 1.3875 (the “Exchange Ratio”) common shares, no par value, of First Financial (“First Financial Common Stock”) for each common share, no par value, of MainSource (“MainSource Common Stock”). Each outstanding MainSource stock option will vest in full and be converted into an option to purchase from First Financial, on the same terms and conditions as were applicable under the MainSource stock option, a number of shares of First Financial Common Stock determined by multiplying (i) the number of shares of MainSource Common Stock subject to the MainSource stock option by (ii) 1.3875. Each outstanding MainSource restricted stock award will vest (with any performance-based vesting condition deemed satisfied) and be converted into the right to receive 1.3875 shares of First Financial Common Stock for each share of MainSource Common Stock underlying such MainSource restricted stock award. Each outstanding MainSource performance share unit will vest (with any performance-based vesting condition deemed satisfied at target) and be converted into the right to receive 1.3875 shares of First Financial Common Stock for each share of MainSource Common Stock underlying such MainSource performance share unit.

The Merger Agreement also provides that the board of directors of the combined company initially will be comprised of nine current First Financial directors and six current MainSource directors (as mutually agreed upon by the chairperson of the board of directors and chief executive officer of First Financial and the lead director and chief executive officer of MainSource), all of which would also be appointed to the board of directors of First Financial Bank.

On July 25, 2017, pursuant to the terms of the Merger Agreement, First Financial entered into an Employment and Non-Competition Agreement with Claude E. Davis (“Mr. Davis”) and an Employment and Non-Competition Agreement with Archie M. Brown, Jr. (“Mr. Brown”), each of which will become effective upon consummation of the Merger.  Under the terms of the agreement with Mr. Davis, Mr. Davis will serve as the Executive Chairman of the Board of Directors of First Financial. He has served as the Chief Executive Officer of First Financial and First Financial Bank since October 2004.  Under the terms of the agreement with Mr. Brown, Mr. Brown will serve as the Chief Executive Officer and President of each of First Financial and First Financial Bank.  Mr. Brown has served as the President and Chief Executive Officer of MainSource since August 2008.

The Merger Agreement contains customary representations and warranties from both First Financial and MainSource, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of business by First Financial and MainSource, respectively, during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of each of First Financial and MainSource to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement and the transactions contemplated thereby, and (3) MainSource’s non-solicitation obligations relating to alternative acquisition proposals. First Financial and MainSource have agreed to use their reasonable best efforts to prepare and file all necessary documentation to obtain all necessary permits, consents, approvals and authorization for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) adoption of the Merger Agreement by MainSource’s shareholders, (2) adoption of the Merger Agreement and approval of the issuance of shares of First Financial Common Stock by First Financial’s shareholders, (3) authorization for listing on the NASDAQ Stock Market LLC of the shares of First Financial Common Stock to be issued in the Merger, (4) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and state banking regulators, (5) effectiveness of the registration statement on Form S-4 for the First Financial Common Stock to be issued in the Merger, and (6) the absence of any order, injunction, or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both First Financial and MainSource and further provides that a termination fee of $40,000,000 will be payable by MainSource, as applicable, upon termination of the Merger Agreement under certain circumstances.

In connection with the Merger Agreement, each of MainSource and First Financial entered into voting agreements with the respective directors of each company, in their capacities as shareholders.  Pursuant to the terms of the voting agreements, each director of both MainSource and First Financial has agreed to vote the shares of First Financial Common Stock or MainSource Common Stock, as applicable, registered in his or her name in favor of the Merger Agreement, and use his or her reasonable efforts to cause all additional shares of First Financial

Common Stock or MainSource Common Stock, as applicable, owned (i) jointly by him or her with any other person, or (ii) by his or her spouse and over which he or she has voting influence or control, to be voted in favor of the Merger Agreement, subject to the exceptions set forth in the voting agreements.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The form of each voting agreement is included as an exhibit to the Merger Agreement and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding First Financial or MainSource, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Financial, MainSource, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of First Financial and MainSource and a prospectus of First Financial, as well as in the Forms 10-K, Forms 10-Q, and other filings that each of First Financial and MainSource makes with the Securities and Exchange Commission (“SEC”).

Important Additional Information About the Merger

This communication is being made in respect of the proposed merger transaction between First Financial and MainSource. First Financial intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of First Financial and MainSource and a prospectus of First Financial, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the First Financial and MainSource shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of First Financial and MainSource are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by First Financial and MainSource with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by First Financial may be obtained free of charge at First Financial’s website at http://www.bankatfirst.com and the documents filed by MainSource may be obtained free of charge at MainSource’s website at https://www.mainsourcebank.com. under the tab “Investor Relations.”  Alternatively, these documents, when available, can be obtained free of charge from First Financial upon written request to First Financial Bancorp, Attention: Shannon M. Kuhl, Chief Legal Officer and Corporate Secretary, 255 E. Fifth Street, Suite 2900, Cincinnati, Ohio 45202 or by calling (877) 322-9530, or from MainSource upon written request to MainSource Financial Group, Inc., 2105 North State Road 3 Bypass Greensburg, Indiana 47240, Attn: James M. Anderson, Chief Financial Officer, or by calling (812) 663-6734.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the joint proxy statement/prospectus that First Financial and MainSource will file with the SEC.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the merger transaction between First Financial and MainSource, which are subject to numerous assumptions, risks and uncertainties.  Words such as ‘‘believes,’’ ‘‘anticipates,’’ “likely,” “expected,” “estimated,” ‘‘intends’’ and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  Please refer to each of First Financial’s and MainSource’s Annual Report on Form 10-K for the year ended December 31, 2016, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors previously disclosed in reports filed by First Financial and MainSource with the SEC, risks and uncertainties for First Financial, MainSource and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of MainSource’s operations with those of First Financial will be materially delayed or will be more costly or difficult than expected; the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of First Financial’s or MainSource’s shareholders to adopt the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on First Financial’s, MainSource’s or the combined company’s respective customer relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and general competitive, economic, political and market conditions and fluctuations.  All forward-looking statements included in this filing are made as of the date hereof and are based on information available at the time of the filing.  Except as required by law, neither First Financial nor MainSource assumes any obligation to update any forward-looking statement.

Proxy Solicitation

First Financial, MainSource, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from First Financial’s and MainSource’s shareholders in favor of the approval of the merger. Information about the directors and executive officers of First Financial and their ownership of First Financial common stock is set forth in the proxy statement for First Financial’s 2017 annual meeting of shareholders, as previously filed with the SEC on April 13, 2017, and First Financial’s Annual Report on Form 10-K for the year ended December 31, 2016, as previously filed with the SEC on February 24, 2017. Information about the directors and executive officers of MainSource and their ownership of MainSource common stock is set forth in the proxy statement for MainSource’s 2017 annual meeting of shareholders, as previously filed with the SEC on March 24, 2017. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Item 9.01                                           Financial Statements and Exhibits.

(d)    Exhibits:

2.1                                                                                         Agreement and Plan of Merger by and between First Financial Bancorp. and MainSource Financial Group, Inc., dated as of July 25, 2017*

* Schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules or exhibits will be furnished supplementally to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: July 27, 2017	MAINSOURCE FINANCIAL GROUP, INC.

	By:	/s/ Archie M. Brown, Jr.
Archie M. Brown, Jr.
President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and between First Financial Bancorp. and MainSource Financial Group, Inc., dated as of July 25, 2017*

* Schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules or exhibits will be furnished supplementally to the SEC upon its request.